SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the year ended:  December 31, 2009

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number:  1-9410

COMPUTER TASK GROUP INCORPORATED
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

DECEMBER 31, 2009
with
AUDITOR’S REPORT

COMPUTER TASK GROUP, INCORPORATED
401(k) RETIREMENT PLAN

CONTENTS

Page

Report of Independent Registered Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4 - 10

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes	11

Exhibit:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Participants and Administrator of
 Computer Task Group, Incorporated
 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Task Group, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statement for the year ended December 31, 2009 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
June 21, 2010

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

ASSETS	2009	2008

Investments at fair market value:
Shares of registered investment companies	$100,650,850	$78,351,666
Common collective trust	12,404,581	12,687,420
Employer stock fund	832,069	415,370
Participant loans	1,291,401	1,283,656
	115,178,901	92,738,112

Receivables:
Employee contributions	-	3,289
Employer contributions	-	903
	-	4,192

Net assets available for plan benefits at fair value	115,178,901	92,742,304

Adjustment from fair value to contract value for
interest in collective trust relating to fully benefit
responsive investment contracts	658,209	1,045,431

Net assets available for plan benefits	$115,837,110	$93,787,735

See accompanying notes.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAIILABLE FOR BENEFITS
For the Years Ended December 31,

	2009	2008

Sources of net assets:
Employee contributions	$9,167,029	$12,320,570
Employer contributions	1,440,239	2,490,391
Interest and dividend income	2,446,170	4,658,297
Realized gains from investment transactions, net	162,862	-
Unrealized gains on investments, net	21,581,291	-
Total sources of net assets	34,797,591	19,469,258

Applications of net assets:
Termination benefits and withdrawal payments	12,632,152	14,212,517
Realized losses from investment transactions, net	-	101,922
Unrealized losses on investments, net	-	45,053,185
Administrative expenses	116,064	90,425
Total applications of net assets	12,748,216	59,458,049

Increase (decrease) in net assets	22,049,375	(39,988,791)

Net assets available for plan benefits:
Beginning of year	93,787,735	133,776,526
End of the year	$115,837,110	$93,787,735

See accompanying notes.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Incorporated 401(k) Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code.  The Plan is funded by employee and employer contributions and covers substantially all employees of Computer Task Group, Incorporated (CTG) who complete one hour of service.  Broker commissions associated with investment transactions are paid by the Plan.  The assets of the Plan are maintained in mutual funds, a common collective trust fund and employer stock held by Hartford Retirement Services, LLC (HRS) (formerly held by SunLife Financial Services).  Reliance Trust Company is the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions - The Plan provides for employee pre-tax contributions of 1% to 30% of salary, up to the maximum annual limitations allowed by the Internal Revenue Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation for employees who work at least 1 hour during the Plan year.  In addition, the Plan may contribute a discretionary supplemental matching contribution.  The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during a 12 month period, and complete one year of service.   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants may change their investment allocation on a daily basis.

Vesting - Participants are vested immediately in their contributions plus actual earnings or less actual losses thereon.  Participants become 20% vested in employer contributions after two years, 50% after three years of service and fully vested after four years of service.  Should the Plan be deemed top-heavy, an alternate vesting schedule will apply for those top-heavy years.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in employer contributions.

Forfeitures - Amounts forfeited by participants and amounts funded to the forfeiture account for retained 12(b)(1) fees are used to reduce future employer contributions and pay certain plan expenses.  Forfeitures used to reduce employer contributions during the year ended December 31, 2009 amounted to $473,770 ($520,650 - 2008).  At December 31, 2009 there were $12,511 of unapplied forfeitures ($7,552 - 2008).

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence.  The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through payroll deductions.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. - DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings or losses, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or actual retirement date occurs.  The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $1,000.  If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses.

Participants who attained age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan by request.

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.  Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly by the Company or by the Plan forfeiture account.

In accordance with U.S. GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan.  The Plan invests in investment contracts through a collective trust.  As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results may differ from estimated amounts.

Reclassification - Certain 2008 balances were reclassified to conform with current year presentation.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition - All investments are carried at fair value or an approximation of fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties - The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

Payment of Benefits - Benefits are recorded when paid.

Income Taxes - The Internal Revenue Service has determined and informed the Company by letter dated July 6, 2009, that the plan and related trust are designed in accordance with applicable sections of the IRC.  The plan has been amended since receiving the determination letter.  However, the plan administrator and the plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes.  The plan adopted this new guidance for the year ended December 31, 2009.  Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 3. - FAIR VALUE MEASUREMENTS

Under US GAAP, fair value is defined as the exchange price that would be received for an asset or paid for a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants.  The Company utilizes a fair value hierarchy for its assets and liabilities, as applicable, based upon three levels of input, which are:

Level 1 – quoted prices in active markets for identical assets or liabilities (observable)

Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable or can be supported by observable market data for essentially the full term of the asset or liability (observable)

Level 3 – unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - FAIR VALUE MEASUREMENTS (CONTINUED)

The following provides a description of the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

 Shares of Registered Investment Companies: These investments are public investment securities valued using the Net Asset Value (NAV) provided by Hartford.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market on which the securities are traded.  Shares of registered investment companies are classified as Level 1 investments.

Computer Task Group, Inc. Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.  This common stock is classified as a Level 1 investment.

Common/Collective Investment Trusts: These investments are public investment securities valued using the NAV provided by Hartford.  The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market or have observable inputs. Common/Collective investment trusts are classified as Level 2 investments.

Loans to Participants: Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.  Loans to participants are classified as Level 3 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables set forth financial assets measured at fair value in the Statement of Financial Position and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Mutual funds:
Allocation funds	$40,978,901	$-	$-	$40,978,901
Blend funds	17,894,443	-	-	17,894,443
Value funds	15,456,579	-	-	15,456,579
Growth funds	10,422,839	-	-	10,422,839
Bond funds	6,597,846	-	-	6,597,846
Targed date funds	6,125,310	-	-	6,125,310
Other funds	3,174,932	-	-	3,174,932
Total mutual funds	100,650,850	-	-	100,650,850

Computer Task Group, Inc.
Employer Stock Fund	832,069	-	-	832,069

Common/Collective trust	-	12,404,581	-	12,404,581

Participant loans	-	-	1,291,401	1,291,401

Total assets at fair value	$101,482,919	$12,404,581	$1,291,401	$115,178,901

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. - FAIR VALUE MEASUREMENTS (CONTINUED)

	Assets at Fair Value as of December 31, 2008
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Mutual funds:
Allocation funds	$33,631,971	$-	$-	$33,631,971
Blend funds	12,972,043	-	-	12,972,043
Value funds	14,060,438	-	-	14,060,438
Growth funds	8,326,960	-	-	8,326,960
Bond funds	6,132,236	-	-	6,132,236
Targed date funds	1,960,760	-	-	1,960,760
Other funds	1,267,258	-	-	1,267,258
Total mutual funds	78,351,666	-	-	78,351,666

Computer Task Group, Inc.
Employer Stock Fund	415,370	-	-	415,370

Common/Collective trust	-	12,687,420	-	12,687,420

Participant loans	-	-	1,283,656	1,283,656

Total assets at fair value	$78,767,036	$12,687,420	$1,283,656	$92,738,112

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2008 and 2009:

Level 3 Assets Participant Loans

Balance as of January 1, 2008	$1,315,411
Issuances, repayment and settlements, net	(31,755)

Balance as of December 31, 2008	$1,283,656

Issuances, repayment and settlements, net	7,745

Balance as of December 31, 2009	$1,291,401

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4. - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2009	2008

MFS Growth Allocation A	$22,349,453	$17,866,343
Fixed Fund	$12,404,581	$12,687,420
MFS Moderate Allocation A	$11,540,140	$10,557,553
MFS Value A	$9,856,165	$9,362,869
MFS Research Bond A	$6,597,846	$6,132,236
American Funds Growth Fund of America	$6,382,907	$5,255,477
Fidelity Low-Priced Stock	$6,665,208	$5,169,564

The contract value for the Fixed Fund is $13,062,790 for the year ended December 31, 2009 ($13,732,851 - 2008).

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,744,153 for the year ended December 31, 2009 (depreciated $45,155,107 - 2008) as follows:

	2009	2008

Shares of registered investment companies	$21,237,149	$(44,848,324)

Common collective trust fund	(1)	(4)

Employer securities	507,005	(306,779)

Total appreciation (depreciation)	$21,744,153	$(45,155,107)

NOTE 5. - PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $29,011 for the year ended December 31, 2009 ($36,866 - 2008).  For the years ended December 31, 2009 and 2008 fees were paid to UBS for investment advisory services, these amounts qualify as party-in-interest.  The Plan also invests in employer securities through the CTG, Inc. unitized common stock fund.  CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest.  Investment income from investments sponsored by CTG, Inc. and interest income from participant loans amounted to $588,104 for the year ended December 31, 2009.  Investment losses from investments sponsored by CTG, Inc. partially offset by interest income from participant loans amounted to $201,885 for the year ended December 31, 2008.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2009

Identity		Fair Market
of issuer	Description of Investment	Value

MFS	MFS Growth Allocation A	$22,349,453
MFS	Fixed Fund	12,404,581
MFS	MFS Moderate Allocation A	11,540,140
MFS	MFS Value A	9,856,165
Fidelity Management Trust Fund	Fidelity Low-Priced Stock	6,665,208
MFS	MFS Research Bond A	6,597,846
American Funds	American Funds Growth Fund of America	6,382,907
American Funds	American Funds Europacific	4,427,135
Dreyfus	Dreyfus Basic S&P 500 Index	4,174,371
Alliance Bernstein	Alliance Bernstein International Value A	3,770,492
MFS	MFS Aggressive Growth Allocation A	3,680,873
MFS	MFS Conservative Allocation A	3,408,435
American Funds	American Funds Amcap	2,374,090
Royce	Royce Low Priced Stock	2,627,729
Lord Abbett	Columbia Mid Cap Value A	1,829,922
Franklin	Franklin Small-Mid Cap Growth A	1,665,842
T. Rowe Price	T. Rowe Price Retirement Income	1,504,562
T. Rowe Price	T. Rowe Price Retirement 2020 Advisor	1,260,252
American Funds	American Funds The US Treasury Money	936,194
T. Rowe Price	T. Rowe Price Retirement 2025 Advisor	935,880
T. Rowe Price	T. Rowe Price Retirement 2030 Advisor	735,767
American Century	American Century Inflation Bond A	734,176
T. Rowe Price	T. Rowe Price Retirement 2010 Advisor	706,708
T. Rowe Price	T. Rowe Price Retirement 2015 Advisor	687,761
T. Rowe Price	T. Rowe Price Retirement 2035 Advisor	682,774
T. Rowe Price	T. Rowe Price Retirement 2040 Advisor	649,933
T. Rowe Price	T. Rowe Price Retirement 2045 Advisor	334,527
T. Rowe Price	T. Rowe Price Retirement 2055 Advisor	76,097
T. Rowe Price	T. Rowe Price Retirement 2050 Advisor	55,611
CTG*	CTG Stock Fund	832,069
CTG 401(k) Retirement Plan*	Participant Loan Fund (interest rates
	ranging from 4.25%-10%)	1,291,401

		$115,178,901

*The above named institution is a party-in-interest

 See accompanying notes.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

By:	/s/ Peter P. Radetich
Date: June 21, 2010

Name: Peter P. Radetich
Title: Member, Retirement Plan Committee

Exhibit Index

Exhibit No.                      Description

Exhibit 23                         Consent of Independent Registered Public Accounting Firm